OSISKO GOLD ROYALTIES LTD

.......................................
Consolidated Financial Statements

For the years
ended
December 31, 2016 and 2015

Independent Auditor’s Report

To the Shareholders of
Osisko Gold Royalties Ltd

We have audited the accompanying consolidated financial statements of Osisko Gold Royalties Ltd, which comprise the consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of income, comprehensive income (loss), cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Osisko Gold Royalties Ltd as at December 31, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP (1)
Montreal, Canada
March 15, 2017

(1) CPA auditor, CA, public accountancy permit No. A122718

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
As at December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

		December 31,	December 31,
		2016	2015
	Notes	$	$
		(Note 3)
Assets
Current assets
Cash and cash equivalents	9	499,249	258,509
Short-term investments	10	2,100	200
Accounts receivable	11	8,416	6,244
Other assets	12	974	508
		510,739	265,461
Non-current assets
Investments in associates	13	82,902	44,011
Other investments	14	108,409	105,485
Royalty interests	15	494,768	449,439
Property and equipment	16	266	835
Exploration and evaluation	16	100,038	96,220
Goodwill	8	111,204	111,204
Deferred income taxes	23	7,978	8,778
		1,416,304	1,081,433
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	7,438	11,469
Dividends payable	20	4,266	3,783
Provisions and other liabilities	18	4,153	1,264
		15,857	16,516
Non-current liabilities
Long-term debt	19	45,780	-
Provisions and other liabilities	18	12,433	8,912
Deferred income taxes	23	127,930	118,766
		202,000	144,194
Equity
Share capital	20	908,890	745,007
Warrants	21	30,901	18,072
Contributed surplus		11,411	10,164
Equity component of convertible debenture	19	3,091	-
Accumulated other comprehensive income (loss)		7,838	(41,203)
Retained earnings		250,306	203,800
Equity attributable to Osisko Gold Royalties Ltd shareholders		1,212,437	935,840
Non-controlling interests		1,867	1,399
Total equity		1,214,304	937,239
		1,416,304	1,081,433

APPROVED ON BEHALF OF THE BOARD

(signed) Sean Roosen, Director	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	4

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		2016	2015
	Notes	$	$
		(Note 3)

Revenues		62,677	45,415

Expenses
Depletion of royalty interests		(11,291)	(588)
General and administrative	24	(16,858)	(15,046)
Business development	24	(8,282)	(10,982)
Exploration and evaluation, net of tax credits	24	1,240	(2,409)
Other gains (expenses), net	24	(1,436)	308
Cost recoveries from associates	24	3,039	1,526
Operating income		29,089	18,224
Interest income		3,260	4,055
Dividend income		4,931	5,855
Finance costs		(3,435)	(609)
Foreign exchange gain (loss)		(5,846)	11,117
Share of loss of associates	13	(6,623)	(3,519)
Other gains, net	24	30,202	1,599
Earnings before income taxes		51,578	36,722
Income tax expense	23	(9,724)	(8,194)
Net earnings		41,854	28,528

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		42,113	28,749
Non-controlling interests		(259)	(221)

Net earnings per share
Basic	26	0.40	0.33
Diluted	26	0.40	0.32

The notes are an integral part of these consolidated financial statements.	5

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

	2016	2015
	$	$
	(Note 3)

Net earnings	41,854	28,528

Other comprehensive income (loss)

Items that will not be reclassified to the statement of income
Changes in fair value of financial assets at fair value through comprehensive income	74,914	-
Income tax effect	(4,859)	-
Share of other comprehensive income of associates	1,645	159

Items that may be reclassified to the statement of income

Changes in fair value of available-for-sale financial assets
Unrealized loss	-	(43,380)
Income tax effect	-	1,175

Disposal of available-for-sale financial assets
Reclassification to the statement of income of the realized gain	-	(5,573)
Income tax effect	-	867
Share of other comprehensive loss of associates	(382)	-
Other comprehensive income (loss)	71,318	(46,752)

Comprehensive income (loss)	113,172	(18,224)

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	113,431	(18,003)
Non-controlling interests	(259)	(221)

The notes are an integral part of these consolidated financial statements.	6

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

		2016	2015
	Notes	$	$
Operating activities
Net earnings		41,854	28,528
Adjustments for:
Share-based compensation		7,380	5,272
Accretion on note receivable		-	(1,382)
Depletion and amortization		11,509	765
Share of loss of associates		6,623	3,519
Loss (gain) on acquisition of investments		(8,379)	80
Net gain (loss) on dilution of investments in associates		(12,023)	1,627
Net gain on disposal of investments		(3,410)	(4,826)
Change in fair value of financial assets at fair value through profit and loss		(6,390)	483
Deferred income tax expense		8,372	8,194
Foreign exchange loss (gain)		5,851	(11,100)
Other	27	2,832	1,021
Net cash flows provided by operating activities before changes in non-cash working capital items		54,219	32,181
Changes in non-cash working capital items	27	(775)	(3,277)
Net cash flows provided by operating activities		53,444	28,904

Investing activities
Cash acquired – acquisition of Virginia	8	-	34,900
Decrease (increase) in short-term investments		(1,800)	34,498
Acquisition of investments		(82,384)	(171,540)
Proceeds on disposal of investments		129,183	-
Acquisition of royalty interests		(55,250)	(32,200)
Proceeds on sale of royalty interests		3,630	-
Property and equipment		(105)	(300)
Exploration and evaluation, net of tax credits		(8,327)	(6,059)
Net cash flows used in investing activities		(15,053)	(140,701)

Financing activities
Issuance of convertible debenture		50,000	-
Issuance of common shares and warrants	20	177,934	4,887
Investment from non-controlling interests		4,499	-
Issuance of special warrants		-	200,020
Issue expenses		(8,066)	(10,862)
Financing fees		(850)	(176)
Dividends paid		(15,317)	(9,834)
Net cash flows provided by financing activities		208,200	184,035
Increase in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		246,591	72,238
Effects of exchange rate changes on cash and cash equivalents		(5,851)	11,100

Increase in cash and cash equivalents		240,740	83,338
Cash and cash equivalents – January 1		258,509	175,171
Cash and cash equivalents – December 31	9	499,249	258,509

Additional information related to the consolidated statements of cash flows is presented in Note 27.

The notes are an integral part of these consolidated financial statements.	7

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other			Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2016		94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	3	-	-	-	-	-	(7,610)	7,610	-	-	-

Net earnings (loss)		-	-	-	-	-	-	42,113	42,113	(259)	41,854
Other comprehensive income		-	-	-	-	-	71,318	-	71,318	-	71,318
Comprehensive income (loss)		-	-	-	-	-	71,318	42,113	113,431	(259)	113,172
Issuance of shares and warrants	20	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared		-	-	-	-	-	-	(17,037)	(17,037)	-	(17,037)
Shares issued – Dividends reinvestment plan	20	83,533	1,236	-	-	-	-	-	1,236	-	1,236
Shares issued – Employee share purchase plan		36,411	532	-	-	-	-	-	532	-	532
Share options:
Shared-based compensation		-	-	-	5,077	-	-	-	5,077	-	5,077
Fair value of options exercised		-	42	-	(42)	-	-	-	-	-	-
Proceeds from exercise of options		12,335	188	-	-	-	-	-	188	-	188
Replacement share options:
Fair value of options exercised		-	3,788	-	(3,788)	-	-	-	-	-	-
Proceeds from exercise of options		505,756	4,806	-	-	-	-	-	4,806	-	4,806
Equity component of convertible debenture, net of transaction costs of $66 and taxes of $1,137	19	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests		-	-	-	-	-	-	384	384	727	1,111
Issue costs, net of taxes of $2,003 and $167		-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Normal course issuer bid purchase of common chares	20	(150,000)	(592)	-	-	-	-	(1,231)	(1,823)	-	(1,823)
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(14,667)	14,667	-	-	-
Balance – December 31, 2016		106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

(i) As at December 31, 2016, accumulated other comprehensive income relates mainly to items that will not be recycled to the statement of income.

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other			Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2015		51,691,439	69,716	-	681	-	5,549	187,280	263,226	-	263,226
Net earnings		-	-	-	-	-	-	28,749	28,749	(221)	28,528
Other comprehensive loss		-	-	-	-	-	(46,752)	-	(46,752)	-	(46,752)
Comprehensive loss		-	-	-	-	-	(46,752)	28,749	(18,003)	(221)	(18,224)
Acquisition of Virginia Mines Inc.	8	29,964,240	488,717	-	-	-	-	-	488,717	1,620	490,337
Special warrants issuance	20	-	-	200,020	-	-	-	-	200,020	-	200,020
Special warrants exercised	20	10,960,000	181,235	(181,235)	-	-	-	-	-	-	-
Dividends declared		-	-	-	-	-	-	(12,229)	(12,229)	-	(12,229)
Shares issued – Dividends reinvestment plan		11,764	163	-	-	-	-	-	163	-	163
Share options:
Share-based compensation		-	-	-	3,017	-	-	-	3,017	-	3,017
Replacement share options:
Acquisition of Virginia Mines Inc.		-	-	-	13,842	-	-	-	13,842	-	13,842
Fair value of options exercised		-	7,376	-	(7,376)	-	-	-	-	-	-
Proceeds from exercise of options		750,837	4,887	-	-	-	-	-	4,887	-	4,887
Issue costs, net of income taxes of $2,607 and $263		-	(7,087)	(713)	-	-	-	-	(7,800)	-	(7,800)
Shares issued from escrow		1,200,000	-	-	-	-	-	-	-	-	-
Balance – December 31, 2015		94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239

(i) As at December 31, 2015, accumulated other comprehensive loss relates solely to items that may be recycled to the statement of income.

The notes are an integral part of these consolidated financial statements.	9

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine in the Abitibi Gold Belt and a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine located in the James Bay area in the Province of Québec. The Company also owns a portfolio of royalties, options on royalties/stream financing and exclusive rights to participate in future royalty/stream financings on various projects in Canada and the U.S.A. In addition, the Company has interests (directly or indirectly) in exploration and evaluation projects in four main gold camps: the Abitibi Gold Belt (Val-d’Or - Kirkland Lake), the James Bay area, the Cariboo mining district and the Guerrero Gold Belt in Mexico.

2.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard presented in Note 3. The Board of Directors approved the audited consolidated financial statements for issue on March 15, 2017.

3.	New accounting standard

IFRS 9, Financial Instruments (“IFRS 9”)

The Company has elected to early adopt IFRS 9. This standard essentially completes the project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only three classification categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset or liability. It also introduces additional changes relating to financial liabilities and aligns hedge accounting more closely with risk management. Under IFRS 9, equity instruments are classified as financial instruments carried at fair value, with changes in fair value recorded in the consolidated statement of income unless such financial instruments are not held for trading, in which case, the financial instrument may be irrevocably designated as fair value through other comprehensive income on initial recognition without subsequent reclassification to net income or loss.

The Company has adopted IFRS 9 on January 1, 2016 on a retrospective basis without restating comparatives figures. Accordingly, the Company has classified its financial instruments in the three new classification categories as presented below. The main change concerns the classification of investments in equity instruments that were previously classified as “available-for-sale” under IAS 39 and are now designated as financial assets at fair value through other comprehensive income under IFRS 9. The main objective of the Company’s investments in equity instruments is to improve its ability to acquire interests in exploration assets, future royalties or revenue streams. As a result, the Company considers that this classification better reflects the main business nature of the investment. The effect of the implementation of IFRS 9 to the Company’s consolidated financial statements was to reinstate in accumulated other comprehensive loss the impairment losses on investments in equity instruments (other than those held for trading, which include the derivatives) previously included in profit or loss. Cumulative gains and losses on investments in equity are transferred from accumulated other comprehensive income (loss) to retained earnings upon derecognition of the investment. The implementation of IFRS 9 did not result in any significant changes to the measurement of the Company’s financial instruments.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting standard (continued)

IFRS 9, Financial Instruments (“IFRS 9”) (continued)

The Company was required to revise its impairment methodology for financial assets recorded at amortized cost to reflect IFRS 9’s expected loss model instead of IAS 39’s incurred loss model. On the date of initial application, there was no impact on the carrying value of these financial assets following the revision of the impairment methodology.

The net impact of the implementation of IFRS 9 on the balance sheet as at January 1, 2016 is as follows:

	As at	IFRS 9	As at
	December 31, 2015	adjustment	January 1, 2016
	$	$	$
Accumulated other comprehensive loss	(41,203)	(7,610)	(48,813)
Retained earnings	203,800	7,610	211,410

4.	Significant accounting policies

The significant accounting policies applied in the preparation of the consolidated financial statements are described below. Significant accounting policies indicated as effective January 1, 2016 (refer to accounting policies modified following the adoption of IFRS 9 as of January 1, 2016) and are applicable for the year ended December 31, 2016 only. Note 5 contains additional significant accounting policies applicable exclusively for the year ended December 31, 2015 (prior to the adoption of IFRS 9).

a)	Basis of measurement

The consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial assets at fair value.

b)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences (generally at the closing date when the acquirer legally transfers the consideration).

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. Any excess is treated as goodwill, and any discount is immediately recognized in the consolidated statement of income and comprehensive income (loss). If control is obtained or lost as a result of a transaction, the identifiable net assets are recognized on the balance sheet at fair value and the difference between the fair value recognized and the carrying value as at the date of the transaction is recognized in the consolidated statement of income. Acquisition costs are expensed as incurred.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

c)	Consolidation

The Company’s financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are de-consolidated from the date that control ceases. Accounting policies of subsidiaries are consistent with the policies adopted by Osisko.

d)	Non-controlling interests

Non-controlling interests represent an equity interest in a subsidiary owned by an outside party. The share of net assets of the subsidiary attributable to the non-controlling interests is presented as a component of equity. Their share of net income or loss and comprehensive income or loss is recognized directly in equity. Changes in the Company’s ownership interest in the subsidiary that do not result in a loss of control are accounted for as equity transactions.

e)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company, its subsidiaries and associates.

(ii)	Transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at market value, in which case, they are translated at the exchange rate in effect at the date of the balance sheet. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of income as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income (available-for-sale prior to January 1, 2016), are included in other comprehensive income (loss).

f)	Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(f)	Financial instruments (continued)

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i)	Financial assets (effective January 1, 2016)

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value can be carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income (loss) for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income (loss) on initial recognition without subsequent reclassification to net income. Cumulative gains and losses are transferred from accumulated other comprehensive income (loss) to retained earnings upon derecognition of the investment.

Dividend income on equity instruments measured at fair value through other comprehensive income is recognized in the statement of income on the ex-dividend date.

(ii)	Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, shall be subsequently measured at fair value.

Put and call options over non-controlling interests

The terms of a put and/or a call over a non-controlling interest is analysed to assess whether it gives the controlling interest in substance, the risks and rewards associated with ownership of the shares covered by the instruments. A put and call with a fair value exercise price is less likely to convey the risks and rewards of ownership to the controlling interest (i.e. the non-controlling shareholders still have present access to the associated benefits). In such cases, the Company uses the present access method in which the non-controlling interest continues to be recognised as such as it still has present access to the economic benefits associated with the underlying ownership interests. A financial liability is initially recognised against the parent’s equity for the repurchase obligation. The transaction is not treated as an anticipated acquisition.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(f)	Financial instruments (continued)

The Company has classified its financial instruments as follows (effective January 1, 2016):

Category	Financial instrument

Financial assets at amortized cost	Bank balances and cash on hand
Guaranteed investment certificates
Short-term debt securities
Bonds
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Financial assets at fair value
through profit or loss	Investments in derivatives

Financial assets at fair value
through other comprehensive income	Investments in shares and equity instruments,
other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights
Liability component of convertible debenture

(g)	Impairment of financial assets (effective January 1, 2016)

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk or if a simplified approach has been selected.

The Company has two principal types of financial assets subject to the expected credit loss model:

•	Trade receivables; and
•	Investments in debt instruments measured at amortized cost.

Accounts receivables

The Company applies the simplified approach permitted by IFRS 9 for trade receivables (including amounts receivable from associates and other receivables), which requires lifetime expected credit losses to be recognized from initial recognition of the receivables.

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(h)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks and other highly liquid short-term investments with original maturities of three months or less or that can be redeemed at any time without penalties.

(i)	Refundable tax credits for mining exploration expenses

The Company is entitled to a refundable tax credit on qualified mining exploration and evaluation expenses incurred in the province of Québec. The credit is accounted for against the exploration and evaluation expenses incurred.

(j)	Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company’s investments in its associates are included in the Company’s results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of profits or losses of associates after the date of acquisition. The Company’s share of profits or losses is recognized in the consolidated statement of income and its share of other comprehensive income or loss of associates is included in other comprehensive income (loss).

Unrealized gains on transactions between the Company and an associate are eliminated to the extent of the Company’s interest in the associate. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income.

The Company assesses at each period-end whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company’s share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value in use) and charged to the consolidated statement of income.

(k)	Royalty interests

Royalty interests consist of acquired royalty interests in producing, advanced development and exploration and evaluation stage properties. Royalty interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and depreciation and accumulated impairment losses. The major categories of the Company’s interests are producing, advanced development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Advanced development assets are interests in projects that are under development, in permitting or feasibility stage and that in management’s view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and advanced development royalty interests are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Producing royalty interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable reserves specifically associated with the properties and may include a portion of resources expected to be converted into reserves. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable reserves and resources from the operators of the producing royalty interests.

On acquisition of a producing or an advanced development royalty interest , an allocation of the acquisition cost is made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(k)	Royalty interests (continued)

Royalty interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”). Acquisition costs of exploration and evaluation royalty interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing and advanced development royalty interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (‘‘CGU’’) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty level for each property from which cash inflows are generated.

Royalty interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to advanced development or producing, and the impairment loss, if any, is recognized in net income.

(l)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefit associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced.

Depreciation is calculated to amortize the cost of the property and equipment less their residual values over their estimated useful lives using the straight-line method and following periods by major categories:

Leasehold improvements	Lease term
Furniture and office equipment	3-5 years

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains (losses) in the consolidated statement of income.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

(m)	Exploration and evaluation expenditures

Exploration and evaluation assets are comprised of exploration and evaluation expenditures and mining properties acquisition costs. Expenditures incurred on activities that precede exploration and evaluation, being all expenditures incurred prior to securing the legal rights to explore an area, are expensed immediately. Exploration and evaluation assets include rights in mining properties, paid or acquired through a business combination or an acquisition of assets, and costs related to the initial search for mineral deposits with economic potential or to obtain more information about existing mineral deposits. Mining rights are recorded at acquisition cost less accumulated impairment losses. Mining rights and options to acquire undivided interests in mining rights are depreciated only as these properties are put into commercial production.

Exploration and evaluation expenditures for each separate area of interest are capitalized and include costs associated with prospecting, sampling, trenching, drilling and other work involved in searching for ore like topographical, geological, geochemical and geophysical studies. They also reflect costs related to establishing the technical and commercial viability of extracting a mineral resource identified through exploration and evaluation or acquired through a business combination or asset acquisition.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(m)	Exploration and evaluation expenditures (continued)

Exploration and evaluation expenditures include the cost of:

(i)	establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either resource or reserve;

(ii)	determining the optimal methods of extraction and metallurgical and treatment processes;

(iii)	studies related to surveying, transportation and infrastructure requirements;

(iv)	permitting activities; and

(v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures include overhead expenses directly attributable to the related activities.

Cash flows attributable to capitalized exploration and evaluation costs are classified as investing activities in the consolidated statement of cash flows under the heading exploration and evaluation.

Exploration and evaluation assets under a farm-out arrangement (where a farmee incurs certain expenditures in a property to earn an interest in that property) are accounted as follows:

(i)	the Company uses the carrying value of the interest before the farm-out arrangement as the carrying value for the portion of the interest retained;

(ii)	the Company credits any cash consideration received against the carrying amount of the portion of the interest retained, with an excess included as a gain in profit or loss;

(iii)

in the situation where a royalty interest is retained by the Company as a result of an interest earned by the farmee, the Company records the royalty interest received at an amount corresponding to the carrying value of the exploration and evaluation property at the time of the transfer in ownership; and

(iv)	the Company does not record exploration expenditures made by the farmee on the property.

(n)	Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair values of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

(o)	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity. In this case, the tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(o)	Current and deferred income tax (continued)

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(p)	Convertible debentures

The liability and equity components of convertible debentures are presented separately on the consolidated balance sheet starting from initial recognition.

The liability component is recognized initially at the fair value, by discounting the stream of future payments of interest and principal at the prevailing market rate for a similar liability of comparable credit status and providing substantially the same cash flows that do not have an associated conversion option. Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest method; the liability component is increased by accretion of the discounted amounts to reach the nominal value of the debentures at maturity.

The carrying amount of the equity component is calculated by deducting the carrying amount of the financial liability from the amount of the debentures and is presented in shareholders’ equity as equity component of convertible debenture. The equity component is not re-measured subsequent to initial recognition except on conversion or expiry. A deferred tax liability is recognized with respect to any temporary difference that arises from the initial recognition of the equity component separately from the liability component. The deferred tax is charged directly to the carrying amount of the equity component. Subsequent changes in the deferred tax liability are recognized through the consolidated statement of income.

Transaction costs are distributed between liability and equity on a pro-rata basis of their carrying amounts.

(q)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

(r)	Warrants

Warrants are classified as equity. Incremental costs directly attributable to the issuance of warrants are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(s)	Revenue recognition

Revenue comprises revenues from the sale of commodities received under royalty interests agreements and revenues earned directly from royalty interests agreements. For royalty agreements paid in-kind, revenue recognition occurs when the relevant commodity received from the operator is physically delivered and sold by the Company to its third party customers. Significant risks and rewards of ownership are passed to the buyer at the time of delivery, which also corresponds to the transfer of the title property. For royalty agreements paid in cash, revenue recognition generally occurs in the month of production from the royalty property.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(t)	Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease.

(u)	Share-based compensation

Share option plan

The Company offers a share option plan for its directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Deferred and restricted share units

Deferred share units (“DSU”) and restricted share units (“RSU”) may be granted to employees, directors and officers as part of their long-term compensation package entitling them to receive payout in cash based on the Company’s share price at the relevant time. A liability for DSU and RSU is measured at fair value on the grant date and is subsequently adjusted at each balance sheet date for changes in fair value according to the estimation made by management of the number of DSU and RSU that will eventually vest. The liability is recognized over the vesting period, with a corresponding charge to share-based compensation.

(v)	Earnings per share

The calculation of earnings per share (“EPS”) is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. It also includes shares issued and held in escrow. The treasury stock method is used to determine the dilutive effect of the warrants, share options and the if-converted method is used for convertible debentures. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the shares held in escrow, the outstanding warrants, share options and convertible debentures.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Significant accounting policies (continued)

(w)	Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The Company manages its business under a single operating segment, consisting of acquiring and managing precious metal and other high- quality royalties and similar interests.

5.	Additional significant accounting policies applicable only for the year ended December 31, 2015 (prior to the adoption of IFRS 9)

(a)	Financial instruments

	(i)	Financial assets

Financial assets at fair value through profit or loss

A financial asset is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Derivatives are also included in this category unless they are designated as hedges.

Financial instruments in this category are recognized initially and subsequently at fair value. The fair values of the warrants are based on the quoted market prices of the warrants on a recognized stock exchange when they are traded. Otherwise, the fair values of the warrants are determined using the Black-Scholes option pricing model.

Transaction costs are expensed in the consolidated statement of income. Gains and losses arising from changes in fair value are presented in the consolidated statement of income within other gains (losses) in the period in which they arise. Financial assets at fair value through profit or loss are classified as current except for the portion expected to be realized or paid beyond twelve months of the balance sheet date, which is classified as non- current.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity other than: i) those that the Company upon initial recognition designates as at fair value through profit or loss; ii) those that the Company designates as available-for-sale; and iii) those that meet the definition of loans and receivables. If the Company were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non- current assets, except for those with maturities less than twelve months from the end of the reporting period, which are classified as current assets.

Held-to-maturity financial assets are stated at amortized cost, using the effective interest method. Gains and losses are recognized in the consolidated statement of income when the financial assets are derecognized or impaired, as well as through the amortization process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognized initially at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. The fair value of the loans and receivables are based on market interest rates for similar loans taking into account the credit risk associated with the counterparty.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Additional significant accounting policies applicable only for the year ended December 31, 2015 (prior to the adoption of IFRS 9) (continued)

(a)	Financial instruments (continued)

	(i)	Financial assets (continued)

Loans and receivables (continued)

Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment. Loans and receivables are included in current assets, except for instruments with maturities greater than twelve months after the end of the reporting period, which are classified as non-current assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories.

Available-for-sale financial assets are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. The fair values of the investments in common shares are based on the quoted market prices of those shares on a recognized stock exchange at the end of each reporting period. Gains or losses arising from changes in fair value are recognized in other comprehensive income. Interest on available-for-sale investments, calculated using the effective interest method, is recognized in the consolidated statement of income as part of interest income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the consolidated statement of income and are included in other gains or losses. Available-for-sale financial assets are classified as non-current, unless the investment matures within twelve months, or management expects to dispose of them within twelve months.

The Company has classified its financial instruments as follows:

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

Category	Financial instrument

Financial assets at fair value
through profit and loss	Investments in warrants

Loans and receivables	Bank balances and cash on hand
Guaranteed investment certificates
Notes receivable
Trade receivables
Interest and dividend income receivable
Amounts receivable from associates and other receivables

Held to maturity	Short-term debt securities

Available-for-sale financial assets	Bonds
Investments in shares and equity instruments,
other than in warrants

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Liability related to share exchange rights

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Additional significant accounting policies applicable only for the year ended December 31, 2015 (prior to the adoption of IFRS 9) (continued)

(b)	Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after initial recognition (a “loss event”) and that loss event has an impact on the estimated cash flows of the financial assets that can be reliably estimated. If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)	Financial assets carried at amortized cost

The impairment loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Impairment losses as well as reversals are recognized in the consolidated statement of income.

(ii)	Available-for-sale financial assets

The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statement of income. This amount represents the cumulative loss in accumulated other comprehensive income (loss) that is reclassified to the consolidated statement of income. Impairment losses on equity available-for-sale financial assets may not be reversed.

6.	Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than January 1, 2016. Many of these updates are not relevant to the Company and are therefore not discussed herein.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

In May 2014, the IASB issued IFRS 15. IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new Standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The new standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently evaluating the impact that this standard will have on its consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Accounting standards issued but not yet effective (continued)

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer (“lessee”) and the supplier (“lessor”). IFRS 16 replaces IAS 17, Leases (“IAS 17”), and related interpretations. All leases result in the lessee obtaining the right to use an asset at the commencement of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize:

i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and

ii)	depreciation of lease assets separately from interest on lease liabilities in the statement of income.

The new standard is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 is also applied. Management is currently evaluating the impact that this standard will have on its consolidated financial statements.

IAS 7, Statement of Cash Flows (“IAS 7”)

In January 2016, the IASB issued amendments to IAS 7. The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. They are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. As a result of these amendments, Osisko will be required to provide additional disclosure related to financing activities, including a reconciliation between the beginning and closing balance of financial liabilities arising from financing activities.

IFRIC 22, Foreign currency translation and advance consideration (“IFRIC 22”)

In December 2016, the IASB issued IFRIC 22 that addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency; the entity recognizes a prepayment asset or a deferred income liability in respect of that consideration, in advance of the recognition of the related asset, expense or income; and the prepayment asset or deferred income liability is non-monetary. The Interpretations Committee came to the conclusion that the date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary prepayment asset or deferred income liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. IFRIC 22 is effective for annual reporting periods beginning on or after January 1, 2018 and earlier application is permitted. Management has not yet evaluated the impact that this standard will have on its consolidated financial statements.

7.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Critical accounting estimates and judgements (continued)

Critical accounting estimates and assumptions

Reserves and resources

Royalty interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. These estimates are applied in determining the depletion of the Company’s royalty interests and assessing the recoverability of the carrying value of royalty interests. For royalty interests, the public disclosures of reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty interests.

Impairment of royalty interests

The assessment of the fair values of royalty interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, resources to reserves conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of reserves/resources; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty interests could impact the impairment analysis.

Impairment of goodwill

The Company performs goodwill impairment tests on an annual basis as at December 31 of each year. In addition, the Company assesses for indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, foreign exchange rates, discount rates and exploration potential.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of income.

The Company performs annual impairment tests using the value-in-use method to evaluate the group of CGUs supporting the goodwill and using the most recent budgets and forecasts available, including information from external sources. The period to be used for the projections are based on the expected productions from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company’s accounting policies

Business combinations

The assessment of whether an acquisition meets the definition of a business, or is considered the acquisition of an asset is an area of key judgment. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed, that of royalty interests and exploration and evaluation properties in particular, generally requires a high degree of judgment. Changes in the judgements made could impact the amounts assigned to assets and liabilities.

Impairment of exploration and evaluation assets and royalty interests on exploration and evaluation properties

Assessment of impairment of exploration and evaluation assets (including exploration and evaluation assets under a farm-out agreement) and royalty interests on exploration and evaluation properties requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s exploration and evaluation assets and royalty interests on exploration and evaluation properties.

Factors which could trigger an impairment review include, but are not limited to:

•	an expiry of the right to explore in the specific area during the period or in the near future, and the right is not expected to be renewed;
•	substantive exploration and evaluation expenditures in a specific area, taking into consideration such expenditures to be incurred by a farmee, are neither budgeted nor planned;
•

exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the Company has decided to discontinue such activities in the specific area;

•

sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered in full from successful development or by sale;

•	significant negative industry or economic trends;
•	interruptions in exploration and evaluation activities by the Company or its farmee; and
•	a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the exploration and evaluation assets and royalty interests on exploration and evaluation properties could impact the impairment analysis.

Impairment of producing and advanced development royalty interests and goodwill

Assessment of impairment of producing and advanced development royalty interests and goodwill requires the use of judgment when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s producing or advanced development royalty interests or goodwill. Factors which could trigger an impairment review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant reduction in reserves and resources; significant negative industry or economic trends; interruptions in production or development activities; significantly lower production than expected; and a significant drop in current or forecast commodity prices.

Changes in the judgements used in determining the fair value of the producing or advanced development royalty interests or goodwill could impact the impairment analysis.

Deferred income tax assets

Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgment.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Critical accounting estimates and judgements (continued)

Critical judgements in applying the Company’s accounting policies (continued)

Liability related to share exchange rights

The put option is classified as a financial liability using the present access method. Under this method, non-controlling interests continue to be recognized because the non-controlling shareholders still have present access to the economic benefits and risks associated with the underlying ownership interests. The non-controlling shareholder may have substantially retained the risks and rewards associated with the continued ownership until such time that the contract is settled. Judgement is required when assessing the factors to consider resulting in benefits and losses being borne by the non-controlling shareholders.

8.	Acquisition of Virginia Mines Inc.

On November 17, 2014, Osisko and Virginia Mines Inc. (“Virginia”), a mining exploration company active in Northern Québec and holding a 2.0% to 3.5% royalty in the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc., announced that they had entered into a definitive agreement to combine the two companies. The combination of Osisko and Virginia diversifies the portfolio of assets in low geopolitical risk locations and improves the financial position of the combined company. Under the terms of the transaction, which was structured as a plan of arrangement, each Virginia share was exchanged for 0.92 Osisko shares.

The transaction was closed on February 17, 2015 (acquisition date) and Osisko acquired all of the outstanding common shares of Virginia and issued a total of 29,964,240 common shares to Virginia shareholders. Prior to the closing of the transaction, Osisko held 3,562,616 common shares of Virginia which generated a gain of $7,929,000 at the closing date, which was reclassified from other comprehensive income (loss) to other net gains (losses) on the statement of income. In addition, Osisko issued 1,695,770 share options as replacement options of Virginia using the same exchange rate of 0.92 than for the shares. The Virginia share options were all vested prior to the transaction as they had all vested at the grant date. The following weighted average assumptions were used with the Black-Scholes option pricing model to calculate the fair value of the Virginia replacement share options: dividend of 1%; volatility of 37%; risk-free interest rate of 0.4% and expected life between 1.1 and 3.0 years. Transaction costs related to the acquisition were expensed under business development expenses and amount respectively to $1,469,000 and $2,243,000 in 2014 and 2015. The total consideration paid, including the initial investment held by Osisko, the shares issued to Virginia shareholders and the fair value of the replacement options issued amount to approximately $556.0 million.

In accordance with IFRS 3, Business Combinations, a business combination is a transaction in which an acquirer obtains control of a business which is defined as an integrated set of activities and assets that is capable of being conducted and managed to provide a return to investors. For an integrated set of activities and assets to be considered a business, the set needs to contain inputs, and processes. The acquisition of Virginia meets the definition of a business combination as Virginia generates revenues and has processes. Consequently, the transaction has been recorded as a business combination.

The goodwill is the result of the creation of a diversified portfolio of two significant producing royalties that increase the sources of revenues and reduce the operational risks and cost of capital of the combined company. In addition, the acquisition of exploration and evaluation projects lead by an experienced team diversifies the risks and increases the royalty opportunities.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Acquisition of Virginia Mines Inc. (continued)

The table below presents the purchase price allocation:

Consideration paid	$
Issuance of 29,964,240 common shares on closing	488,717
Shares held in Virginia prior to the acquisition	53,475
Fair value of 1,695,770 Virginia replacement share options issued	13,842
556,034
Net assets acquired	$
Cash and cash equivalents	34,900
Short-term investments	35,179
Other current assets	4,897
Other investments	2,589
Royalty interests	411,236
Property and equipment	587
Exploration and evaluation	87,365
Current liabilities	(3,986)
Liability for share exchange rights(i)	(6,867)
Deferred income tax liability	(119,450)
Non-controlling interests(i)	(1,620)
444,830
Goodwill(ii)	111,204

(i)

The fair value of the non-controlling interests in Mines Coulon Inc. (“Mines Coulon”) was recognized in the form of a financial liability for the share exchange rights at its estimated fair value and the residual amount has been recorded as non-controlling interests.

(ii)	The goodwill recognized on the acquisition of Virginia will not be tax deductible.

Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.) ("Fonds") had completed private placements into Osisko and Virginia as a part of the business combination. Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko.

For the year ended December 31, 2015, the revenues and net loss of the acquiree included in the statement of income amounted to respectively to $601,000 and $3,196,000. If the acquisition had been completed as of January 1, 2015, the consolidated revenues would have been approximately $45,415,000 and net earnings would have been approximately $28,337,000 for the year ended December 31, 2015. The NSR royalty payments have been applied against the advance payment that had been received by Virginia prior to its acquisition by Osisko until November 2015. The advance payment was fully repaid in November 2015 and the depletion of the depreciable royalty interests started in December 2015 when the first delivery under the NSR royalty was received by Osisko.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Cash and cash equivalents

	December 31,	December 31,
	2016	2015
	$	$

Cash	404,347	218,553
Cash equivalents	94,902	39,956
	499,249	258,509

Cash equivalents are comprised of banker’s acceptances bearing a weighted average interest rate of 0.77% and having original maturity dates between January and March 2017. As at December 31, 2016 and 2015, cash held in U.S. dollars amounted respectively to $243.0 million (US$181.0 million) and $143.6 million (US$103.8 million).

10.	Short-term investments

As at December 31, 2016, short-term investments include two notes receivable from a gold producer, with whom the Company has royalty interests, having an interest rate of 7% and a maturity date in February 2017. The two notes receivable amounted to a total of $2.0 million, of which $1.0 million was repaid in advance in January 2017. Short-term investments also include a guaranteed investment certificate of $100,000 issued by a Canadian financial institution having an interest rate of 2.75% and a maturity date in July 2017.

As at December 31, 2015, short-term investments are comprised of two guaranteed investment certificates issued by Canadian financial institutions having interest rates of 1.81% and 2.05% and maturity dates of January 2016 and July 2016.

11.	Accounts receivable

	December 31,	December 31,
	2016	2015
	$	$

Tax credits	6,034	2,287
Sales taxes	190	639
Interest and dividend income receivable	852	1,639
Amounts receivable from associates(i)	720	1,188
Other receivables	620	491
	8,416	6,244

(i)	Amounts receivable from associates for cost recoveries related to professional services and office rent.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Other assets

	December 31,	December 31,
	2016	2015
	$	$

Prepaid expenses	796	231
Deferred financing costs(i)	178	277
	974	508

(i)

Unamortized deferred financing costs related to a $150.0 million revolving credit facility (Note 19). The deferred financing costs are being amortized over the term of the facility. Amortization in 2016 amounts to $175,000 ($110,000 in 2015).

13.	Investments in associates

	2016	2015
	$	$

Balance – January 1	44,011	14,052
Acquisitions	14,974	27,505
Exercise of warrants	775	-
Transfer from other investments	13,068	8,476
Share of loss, net	(6,623)	(3,519)
Share of other comprehensive income, net	1,264	159
Net gain (loss) on ownership dilution	12,023	(1,627)
Gain on disposal (i)	3,410	-
Impairment charge	-	(1,035)
Balance – December 31	82,902	44,011

(i)

In March 2016, Osisko Mining Inc. (“Osisko Mining”), an associate, acquired NioGold Mining Corp. (“NioGold”), another associate. This transaction generated a gain on the deemed disposal of the shares of NioGold.

Main strategic investments

Osisko Mining Inc. (formerly Oban Mining Corporation)

In August 2015, Osisko Mining acquired Eagle Hill Exploration Corporation, Ryan Gold Corp. and Corona Gold Corporation to combine leadership, treasuries and assets to form a new Canadian focused gold exploration and development company. In 2015, Osisko invested $17.8 million in shares and was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 for $5.0 million and includes a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake gold project to 1.5%, including the 0.5% NSR royalty acquired in 2015), where Osisko Mining is currently pursuing significant drilling activities. In March 2016, Osisko Mining acquired all of the outstanding shares of NioGold. In 2016, the Company invested an additional $6.8 million in Osisko Mining. As at December 31, 2016, the Company has a 13.5% interest in Osisko Mining (15.7% as at December 31, 2015). As some officers and directors of Osisko are also officers and directors of Osisko Mining, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Investments in associates (continued)

Main strategic investments (continued)

Falco Resources Ltd.

Falco Resources Ltd.’s (“Falco”) main asset is the Horne 5 gold project, for which a feasibility study is expected to be released in 2017. In 2015 and 2016, Osisko acquired additional common shares in Falco for $2.4 million and $3.3 million, respectively. In addition, Osisko entered into a financing agreement of $10.0 million with Falco bearing an interest rate of 7%, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. As at December 31, 2016, the Company has a 14.2% interest in Falco (16.2% as at December 31, 2015). As the chair of the Board of Directors and chief executive officer of Osisko is also the chair of the Board of Directors of Falco, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville Gold Mines Ltd. (“Barkerville”) is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada. In November, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million. In 2015 and 2016, Osisko acquired common shares of Barkerville for $11.0 million and $8.2 million, respectively. As at December 31, 2016, the Company has a 17.3% interest in Barkerville (13.4% as at December 31, 2015). As the chair of the Board of Directors and chief executive officer of Osisko is also the co-chair of the Board of Directors of Barkerville, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

The financial information on the individually material associates is as follows and includes adjustments to the accounting policies of the associates to conform to those of Osisko (in thousands of dollars):

	Osisko Mining		Falco		Barkerville
	2016(i)	2015(ii)	2016(iii)	2015(iv)	2016(iv)
	$	$	$	$	$

Current assets	100,963	66,366	34,242	10,066	34,698
Non-current assets	173,334	52,972	35,657	25,810	16,000
Current liabilities	4,972	2,697	16,516	12,048	10,211
Non-current liabilities	5,882	2,965	5,315	3,824	5,229
Revenues	-	-	-	-	-
Net loss from continuing operations	(10,051)	(3,578)	(8,972)	(4,678)	(9,744)
Net loss from discontinued operations, net of taxes	(5)	(8,202)	-	-	-
Other comprehensive income (loss)	9,695	225	-	-	(19)
Comprehensive loss	(361)	(11,555)	(8,972)	(4,678)	(9,763)

Carrying value of investment(vi)	36,680	16,973	12,330	6,802	16,909
Fair value of investment(vi)	53,491	10,979	18,535	4,732	24,253

(i)	Information is for the reconstructed twelve months ended September 30, 2016 and as at September 30, 2016.
(ii)	Information is for the reconstructed twelve months ended September 30, 2015 and as at September 30, 2015.
(iii)	Information is for the reconstructed twelve months ended December 31, 2016 and as at December 31, 2016.
(iv)	Information is for the reconstructed twelve months ended December 31, 2015 and as at December 31, 2015.
(v)	Information is for the six months ended August 31, 2016 and as at August 31, 2016.
(vi)	As at December 31, 2016 and 2015.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Investments in associates (continued)

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate financial information on these associates is as follows:

	2016	2015
	$	$

Aggregate amount of the Company’s share of net loss	(1,645)	(2,260)
Aggregate amount of the Company’s share of other comprehensive income (loss)	(382)	157
Aggregate carrying value of investments	16,983	20,236
Aggregate fair value of investments	28,176	22,205

14.	Other investments

	2016	2015
	$	$
Fair value through profit or loss
Balance – January 1	1,578	70
Acquisition of Virginia Mines Inc. (Note 8)	-	341
Acquisitions	3,278	1,650
Exercised	(311)	-
Change in fair value	6,390	(483)
Balance – December 31	10,935	1,578

Fair value through other comprehensive income(i)
Balance – January 1	93,607	57,004
Acquisition of Virginia Mines Inc. (Note 8)	-	2,048
Acquisitions	71,137	140,069
Interests on financial assets at amortized cost paid in shares	26	-
Deemed disposal of investments – acquisition of Virginia Mines Inc. (Note 8)	-	(53,475)
Change in fair value	74,914	(43,563)
Disposals	(129,342)	-
Transfer to investments in associates	(13,068)	(8,476)
Balance – December 31	97,274	93,607

Amortized cost(ii)
Balance – January 1	10,300	8,618
Acquisition of Virginia Mines Inc. (Note 8)	-	200
Acquisitions	-	200
Transfer to short-term investments	(100)	(100)
Conversion to royalty interests (iii)	(10,000)	-
Accretion	-	1,382
Balance – December 31	200	10,300

Total	108,409	105,485

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Other investments (continued)

(i)

These other investments were designated as financial assets at fair value through other comprehensive income upon initial recognition following the adoption of IFRS 9 (Note 3). These other investments were classified as available-for-sale financial assets prior to the adoption of IFRS 9 as at January 1, 2016.

(ii)	These other investments were classified as loans and receivables prior to the adoption of IFRS 9 as at January 1, 2016 (Note 3).

(iii)

Conversion of a secured note receivable of $10.0 million with Highland Copper Company Inc. (“Highland Copper”) into a 3.0% NSR royalty on all metals produced from the mineral rights and leases associated with the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's NSR royalty on the Copperwood project will be reduced to 1.5%.

The investments are comprised of common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies.

15.	Royalty interests

	2016	2015
	$	$

Balance – January 1	449,439	1,591
Acquisition of Virginia Mines Inc. (Note 8)	-	411,236
Acquisitions(i)	50,250	37,200
Conversion of a note receivable (Note 14)	10,000	-
Sale(ii)	(3,630)	-
Depletion	(11,291)	(588)
Balance – December 31	494,768	449,439

Producing
Cost	431,455	433,457
Accumulated depletion	(11,879)	(588)
Net book value – December 31	419,576	432,869

Exploration and evaluation
Cost	75,192	16,570
Accumulated depletion	-	-
Net book value – December 31	75,192	16,570

Total net book value – December 31(iii)	494,768	449,439

(i)

Osisko acquired a 1.5% NSR royalty on the Cariboo gold project (located in Canada) from Barkerville (an associate of Osisko) for cash consideration of $25.0 million, of which $2.0 million was paid in November 2015. Osisko also acquired a 1% NSR royalty on the Hermosa project (located in the U.S.A.) from Arizona Mining Inc. for cash consideration of $10.0 million and entered into a financing agreement of $10.0 million with Falco (an associate of Osisko). The $10.0 million financing with Falco will be applied against a stream deposit to be negotiated with Falco by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project (located in Canada) if no stream agreement is concluded. In October 2016, Osisko exercised its right to obtain a 1% NSR royalty on certain projects held by Osisko Mining, an associate of Osisko, for $5.0 million.

(ii)

CDPQ and Fonds had completed private placements into Osisko and Virginia Mines Inc. as a part of the business combination completed in 2015 (Note 8). Accordingly, CDPQ and Fonds were granted a combined 15% right to participate in royalty or stream transactions entered into by Osisko. CDPQ has exercised its participation right to acquire 15% of certain royalty interests acquired by Osisko in 2015. The transaction was completed in February 2016 for $3.6 million.

(iii)	As at December 31, 2016 and 2015, there were no royalty interests included in the Advanced development category.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Royalty interests (continued)

Main royalty interests

Canadian Malartic property

Osisko owns a 5% NSR royalty on the Canadian Malartic property in Malartic, Québec, Canada which is operated by the Canadian Malartic General Partnership created by Agnico Eagle Mines Limited and Yamana Gold Inc. following their acquisition of Osisko Mining Corporation in June 2014 (the “Transaction”). The property extends over 220 square kilometres and is located in the gold corridor which hosts current and past producers. The NSR royalty originates from the Transaction and, as a result, a nominal carrying value was attributed to this royalty.

Éléonore mine

Osisko owns a 2.0% to 3.5% NSR royalty in the Éléonore gold property located in Québec, Canada and operated by Goldcorp Inc. On the acquisition date of Virginia (Note 8), a value of $410,111,000 was attributed to the Éléonore royalty and is depleted based on the proven and probable reserves and a portion of the resources that the Company expects to be converted into reserves. In 2016, a depletion expense of $9,419,000 ($588,000 in 2015) was recognized in the consolidated statement of income.

Teck Canadian royalties

In October 2015, Osisko entered into a definitive agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. (“Teck”) for cash consideration of $24.2 million.

The portfolio consists of 28 royalties, most of which are NSR royalties, including the following key royalties:

•	Three NSR royalties from 2% to 3% on the producing Island Gold mine located in Northern Ontario owned by Richmont Mines Inc.;
•	2% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp.;
•	2% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.; and
•	0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property in Québec owned by Osisko Mining and located near the Canadian Malartic mine in Malartic.

The portfolio also includes other precious metal royalty assets on exploration and development properties. Certain NSR royalties are subject to buy-back clauses. CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko. The transaction was completed in February 2016 for $3.6 million.

Vezza property

In 2015, the Company acquired a 5% NSR royalty and a 40% net profit interest royalty in the Vezza gold property operated by Ressources Nottaway Inc. for a total acquisition price of $10.0 million, of which $5.0 million was paid in 2015 with the remaining balance paid in 2016. The property is located 25 kilometres from Matagami, Québec, Canada. Commercial production was achieved in August 2016.

Windfall Lake gold project

In 2015, Osisko invested $17.8 million in shares of Osisko Mining and Osisko was granted a right to acquire a 1% NSR royalty on all properties held by Osisko Mining at the date of the financing. The right was exercised in October 2016 and Osisko paid $5.0 million in exchange for the NSR royalties, which include a 1% NSR royalty on the Windfall Lake gold project (bringing the total NSR royalty on the Windfall Lake project to 1.5%) ..

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Royalty interests (continued)

Main royalty interests (continued)

Michigan projects

In December 2014, Osisko closed a transaction with Highland Copper where Osisko has provided Highland Copper with a $10.0 million secured loan in exchange for, among other things, a 3% sliding-scale NSR royalty option on all metals produced from the White Pine North project to be acquired by Highland Copper. In 2016, the secured note was converted into a 3.0% NSR royalty on all metals produced from the mineral rights and leases associated with the Copperwood project in Michigan, U.S.A. Upon closing of the acquisition of the White Pine project, Highland Copper will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's NSR royalty on the Copperwood project will be reduced to 1.5% .The White Pine North NSR royalty increases by 0.01% NSR royalty for every $0.01 increase in the copper price above $3.00 per pound.

The fair value of the loan was calculated based on market interest rates for similar loans taking into account the credit risk associated with the counterparty. The difference between the fair value of the loan and the $10.0 million payment was assigned to the royalty option interests for an amount of $1,441,000 (for a total of $11,441,000).

Cariboo Gold project

On November 30, 2015, Osisko and Barkerville entered into an agreement for Osisko to acquire a 1.5% NSR royalty on the Cariboo Gold project for cash consideration of $25.0 million, of which $2.0 million was paid in 2015 and $23.0 million in 2016.

Hermosa Project

In April 2016, Osisko acquired for $10.0 million a 1% NSR royalty on any lead/zinc/silver sulfide ores mined from the Hermosa Project owned by Arizona Mining Inc. The Hermosa Project is located in Santa Cruz County, Arizona, U.S.A.

Main royalty option interests

Marban block and Malartic Hygrade-NSM block

In August 2014, Osisko completed the purchase for $150,000 of the rights held by Osisko Mining to repurchase half of the existing NSR royalty on the Marban block and Malartic Hygrade-NSM block, consisting of:

(i)	The right to repurchase for the price of $1,000,000:
	1.	0.25% NSR royalty on the Marban claims
	2.	0.5% NSR royalty on the First Canadian claims
	3.	1.0% NSR royalty on the Norlartic claims

(ii)	The right to repurchase for the price of $1,000,000:
	1.	1.0% NSR royalty on the Malartic Hygrade-NSM claims

Horne 5 project

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco, which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded.

Michigan projects

Highland Copper granted Osisko an exclusive option to purchase a 100% silver NSR royalty on all future silver production from Highland Copper's White Pine North, Copperwood and Keweenaw projects for future cash consideration of US$26.0 million. At its sole discretion, the Company may elect to purchase the silver NSR royalty within 60 days following the delivery by Highland Copper of a feasibility study on the Michigan projects.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Property and equipment / Exploration and evaluation

		Exploration
	Property and	and
	equipment	evaluation(i)
	$	$
Year ended December 31, 2016
Opening net book value	835	96,220
Additions	105	8,245
Disposals	-	(812)
Investment credits	-	(3,430)
Share-based compensation capitalized	-	483
Depreciation	(218)	-
Impairment	(456)	(668)
Closing net book value	266	100,038

Balance - December 31, 2016
Cost	442	100,898
Accumulated depreciation	(176)	-
Accumulated impairment	-	(860)
Net book value	266	100,038

Year ended December 31, 2015
Opening net book value	125	823
Acquisition of Virginia Mines Inc. (Note 8)	587	87,365
Additions	300	9,980
Investment credits	-	(1,862)
Share-based compensation capitalized	-	106
Depreciation	(177)	-
Impairment	-	(192)
Closing net book value	835	96,220

Balance - December 31, 2015
Cost	1,026	96,412
Accumulated depreciation	(191)	-
Accumulated impairment	-	(192)
Net book value	835	96,220

(i)

Effective October 4, 2016, Osisko entered into an earn-in agreement with Osisko Mining, which was subsequently amended to create two separate earn-in agreements. Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Through (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property upon completing expenditures totaling $6.0 million over a 7-year period, which represents the guaranteed expenditures to be incurred by Barrick Gold Corporation (“Barrick”), following an earn-in agreement signed between Osisko Mining and Barrick where Barrick committed to spend $15.0 million on the Kan property; Osisko Mining may earn a 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2016	2015
	$	$

Trade payables	1,394	927
Accrued liabilities	666	652
Other payables(i)	5,378	9,890
	7,438	11,469

(i)

As at December 31, 2015, other payables included an amount of $5.0 million (for a total acquisition price of $10.0 million) for the acquisition of a 5% NSR royalty and a 40% net profit interest royalty in the Vezza property operated by Ressources Nottaway Inc., which was paid in 2016.

18.	Provisions and other liabilities

	2016			2015
	Share exchange	DSU and		Share exchange	DSU and
	rights(i)	RSU(ii)	Total	rights(i)	RSU(ii)	Total
	$	$	$	$	$	$

Balance – January 1	7,067	3,109	10,176	-	761	761
Acquisition of Virginia Mines Inc. (Note 8)	-	-	-	6,867	-	6,867
Accretion expense	236	-	236	200	-	200
New liabilities	3,389	3,787	7,176	-	2,792	2,792
Extinguished liabilities	-	(268)	(268)	-	-	-
Revision of estimates	-	(734)	(734)	-	(444)	(444)
Balance – December 31	10,692	5,894	16,586	7,067	3,109	10,176

Current portion	-	4,153	4,153	-	1,264	1,264
Non-current portion	10,692	1,741	12,433	7,067	1,845	8,912
	10,692	5,894	16,586	7,067	3,109	10,176

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income. In 2016, the non-controlling interests invested $4,499,000 in Mines Coulon Inc.

(ii)	The Deferred Share Units and Restricted Share Units Plans are described in Note 22.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Long-term debt

Revolving credit facility

In 2015, the Company increased its revolving credit facility (“Facility”) from $100.0 million to $150.0 million. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty interests) and has a two-year term (December 23, 2017), which can be extended by one year on each anniversary date. The Facility is subject to initial standby fees of 0.30% . Drawn funds with base and prime rate advances will bear interest at a base/prime rate plus between 0.50% and 2.50% and the London Inter-Bank Offer Rate (“LIBOR”) loans will bear interest at LIBOR plus between 1.50% and 3.50% depending on the Company’s leverage ratio. As at December 31, 2016 and 2015, the Facility was not drawn. The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at December 31, 2016, all such ratios and requirements were met.

Convertible debenture

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture. Osisko has paid a 1% financing fee to Ressources Québec and has reimbursed its costs incurred in connection with the financing.

At initial recognition, net proceeds after transaction costs of $775,000 amounted to $49,225,000. Of this amount, the liability and equity components represented respectively $44,997,000 (net of transaction costs of $709,000) and $3,091,000 (net of transaction costs of $66,000 and income taxes of $1,137,000). The effective interest rate used is 6% representing the estimated market rate at closing that the Company would obtain for similar financing without the conversion option. For the year ended December 31, 2016, amortization of transaction costs and accretion expense amounted to $114,000 and $669,000, respectively.

20.	Share capital

Shares

   Authorized

      Unlimited number of common shares, without par value
      Unlimited number of preferred shares, issuable in series

   Issued and fully paid
      106,497,315 common shares

Shares in escrow

1,200,000 common shares were held by an escrow agent for the eventual conversion of convertible debentures contracted by Osisko Mining Corporation prior to the Transaction described in Note 15. The conversion option was exercised and the common shares were released on June 30, 2015 by the escrow agent in favor of the convertible debentures holders.

Employee Share Purchase Plan

In October 2015, the Company established an employee share purchase plan. Under the terms of the plan, the Company contributes an amount equal to 60% of the eligible employee’s contribution towards the acquisition of common shares from treasury on a quarterly basis. A maximum of 2.5% of the issued and outstanding common shares are reserved for issuance under the current plan.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Shares (continued)

Issuances

Year ended December 31, 2016

On February 26, 2016, the Company closed a bought deal public offering (the “Offering”) of 11,431,000 units of Osisko (“Units”), including the full exercise of the over-allotment option by the underwriters of the Offering, at a price of $15.10 per Unit for aggregate gross proceeds of $172,608,000 (net proceeds of $164,543,000).

The Units were sold on a bought-deal basis through a syndicate of underwriters, co-led by BMO Capital Markets and RBC Capital Markets. Osisko plans to use the net proceeds from the Offering for working capital and general corporate purposes, including funding resource royalty and stream acquisitions.

Each Unit is comprised of one common share (“Common Share”) of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant being a “Warrant”) of the Company. Each whole Warrant entitles the holder thereof to purchase one Common Share of the Company at a price of $19.08 per Common Share, for a period of 36 months following the closing date.

The relative fair value of the Common Shares was evaluated at $159,325,000 and the relative fair value of the Warrants was evaluated at $13,283,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1.2%; expected life of 3 years, expected volatility of 42% and risk free interest rate of 0.50% . Transaction costs amounted to $8,066,000 ($5,896,000 net of income taxes) and were allocated to the Common Shares and Warrants based on their pro rata value. As a result, transaction costs of $7,445,000 ($5,442,000 net of income taxes) were allocated to the Common Shares and $621,000 ($454,000 net of income taxes) to the Warrants.

Year ended December 31, 2015

On January 21, 2015, Osisko announced that it had entered into an agreement with a syndicate of underwriters who had agreed to buy, on a bought deal private placement basis, 10,960,000 special warrants of the Company (“Special Warrants”) at a price of $18.25 per Special Warrant, representing aggregate gross proceeds of $200,020,000. Each Special Warrant entitled the holder to acquire, for no additional consideration, one unit (“Unit”) of Osisko, with each Unit comprised of one common share (“Common Share”) of Osisko and one-half of one common share purchase warrant (each whole common share purchase warrant a “Warrant”) of Osisko. Each Warrant entitles the holder thereof to purchase one Common Share of Osisko at a price of $36.50, for a period of 84 months following the conversion date.

The offering was closed on February 18, 2015 and Osisko issued 10,960,000 Special Warrants for gross proceeds of $200,020,000. On March 5, 2015, the Special Warrants were converted into 10,960,000 common shares of the Company and 5,480,000 Warrants having a maturity date of March 5, 2022. The relative fair value of the Common Shares was evaluated at $181,235,000 and the relative fair value of the Warrants was evaluated at $18,785,000 using the Black-Scholes option pricing model and the following assumptions: dividend per share of 1%; expected life of 7 years, expected volatility of 43% and risk free interest rate of 1.01% . Transaction costs amounted to $10,399,000 ($7,529,000 net of income taxes) and were allocated to the Common Shares and Warrants based on their pro rata value. As a result, transaction costs of $976,000 ($713,000 net of income taxes) were allocated to the Warrants and $9,423,000 ($6,816,000 net of income taxes) to the Common Shares.

Normal Course Issuer Bid

On October 17, 2016, Osisko announced that the TSX has approved the Company’s notice of intention to make a normal course issuer bid (the “NCIB Program”). Under the terms of the NCIB Program, Osisko may acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Shares (continued)

Normal Course Issuer Bid (continued)

Repurchases under the NCIB Program are authorized since October 24, 2016 and will terminate on October 23, 2017 or on such earlier date as the NCIB Program is complete. Purchases of common shares under the NCIB Program will be made in Canada through the facilities of the TSX in accordance with its rules. Daily purchases will be limited to 116,783 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six month period ended December 31, 2016, being 467,132 common shares. The price that the Company may pay for any common shares purchased under the NCIB Program will be the prevailing market price at the time of purchase and any common shares purchased by the Company will be cancelled.

During the year ended December 31, 2016, the Company purchased for cancellation a total of 150,000 common shares under the NCIB Program for $1,823,000.

Dividends

The following table provides details on the dividends declared for the years ended December 31, 2015 and 2016:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$			$

February 19, 2015	0.03	March 31, 2015	April 15, 2015	2,782,000	-
May 14, 2015	0.03	June 30, 2015	July 15, 2015	2,834,000	-
August 5, 2015	0.03	September 30, 2015	October 15, 2015	2,830,000	5,430,858
November 4, 2015	0.04	December 31, 2015	January 15, 2016	3,783,000	7,712,746

	0.13			12,229,000

February 16, 2016	0.04	March 31, 2016	April 15, 2016	4,248,000	7,144,004
May 4, 2016	0.04	June 30, 2016	July 15, 2016	4,259,000	11,594,125
August 4, 2016	0.04	September 30, 2016	October 14, 2016	4,264,000	4,460,148
November 9, 2016	0.04	December 31, 2016	January 16, 2017	4,266,000	4,591,999

	0.16			17,037,000

(i)	Number of common shares held by shareholders participating to the dividend reinvestment plan described below.

Dividend reinvestment plan

In 2015, the Company implemented a dividend reinvestment plan (“DRIP”). The DRIP allows shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at December 31, 2016, the holders of 4,591,999 common shares had elected to participate in the DRIP, representing dividends payable of $184,000 (7,712,746 common shares representing dividends payable of $309,000 as at December 31, 2015). Therefore, 13,417 common shares were issued on January 16, 2017.

In 2016, the Company issued 83,533 common shares (11,764 common shares in 2015) under the DRIP at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20.	Share capital (continued)

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, both organically through strategic investments in exploration and evaluation companies and through accretive acquisitions of high-quality royalties, streams and other similar interests, while ensuring capital protection. The Company defines capital as long-term debt, total equity and the undrawn revolving credit facility. Capital is managed by the Company’s management and governed by the Board of Directors.

	December 31,	December 31,
	2016	2015
	$	$

Long-term debt	45,780	-
Total equity	1,214,304	937,239
Undrawn revolving credit facility (additional $50.0 million increase capacity)	150,000	150,000
	1,410,084	1,087,239

There were no changes in the Company’s approach to capital management during the year ended December 31, 2016, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility as at December 31, 2016.

21.	Warrants

	2016				2015
				Weighted			Weighted
				average			average
	Number of			exercise	Number of		exercise
	Warrants		Amount	price	warrants	Amount	price
			$	$		$	$

Balance – January 1	5,480,000	(i)	18,072	36.50	-	-	-
Issued	5,715,500	(ii)	12,829	19.08	5,480,000	18,072	36.50
Balance – December 31	11,195,500		30,901	27.61	5,480,000	18,072	36.50

(i)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022 (Note 20).

(ii)	Each warrant entitles the holder to purchase one common share of Osisko at a price of $19.08 until February 26, 2019 (Note 20).

22.	Share-based compensation

Share options

In May 2014, the Company adopted a share option plan (the “Plan”) offered to its directors, officers, management, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Company at the time of granting of the option. The number of common shares issued to insiders of the Company within one year and issuable to the insiders of the Company at any time under the Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Share options (continued)

The following table summarizes information about the movement of the share options outstanding:

	2016		2015
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – January 1	2,823,333	13.71	901,400	14.89
Granted(i)	1,084,700	13.43	987,000	15.71
Issued – Virginia replacement share options(ii)	-	-	1,695,770	8.74
Exercised	(12,335)	15.22	-	-
Exercised – Virginia replacement share options(ii)	(505,756)	9.50	(750,837)	6.51
Expired	(30,712)	13.77	-	-
Forfeited	(296,100)	14.17	(10,000)	15.80
Balance – December 31	3,063,130	14.25	2,823,333	13.71
Options exercisable – December 31	1,322,729	14.04	1,245,400	11.56

(i)	Options were granted to officers, management and employees.

(ii)	Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc. (Note 8).

The weighted average share price when share options were exercised during the year ended December 31, 2016 was $15.51 ($15.62 for the year ended December 31, 2015).

The following table summarizes the Company’s share options outstanding as at December 31, 2016:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$

8.35 – 9.98	135,117	9.60	4.92	135,117	9.60
10.58 – 10.73	117,237	10.66	6.09	117,237	10.66
13.38 – 14.48	1,082,411	13.46	4.66	175,644	13.77
14.90 – 15.80	1,718,365	15.34	3.08	894,731	15.21
17.84	10,000	17.84	4.59	-	-
	3,063,130	14.25	3.84	1,322,729	14.04

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2016	2015

Dividend per share	1%	1%
Expected volatility	41%	36%
Risk-free interest rate	1%	1%
Expected life	45 months	45 months
Share price	$13.43	$15.71
Fair value of options granted	$3.88	$4.02

The expected volatility was estimated by benchmarking with companies having businesses similar to Osisko. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2015 and 2016 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. In 2016, the total share-based compensation related to share options on the statement of income amounted to $4,594,000 ($2,911,000 in 2015) and share-based compensation capitalized to exploration and evaluation assets amounted to $483,000 ($106,000 in 2015).

Deferred and restricted share units

In April 2014, Osisko adopted a Deferred Share Unit Plan and a Restricted Share Unit Plan. Under the plans, DSU and RSU can be granted to directors, officers and employees as part of their long-term compensation package, entitling them to receive payout in cash. The value of the payout would be determined by multiplying the number of DSU and RSU vested at the payout date by the closing price of the Company’s shares on the day prior to the payout date. The value to be recognized at each reporting date is determined based on the closing price of the Company’s shares and based on applicable terms for performance based and fixed components. The fair value is recognized over the vesting period.

The following table summarizes information about the DSU and RSU movements:

	2016		2015
	DSU	RSU	DSU	RSU

Balance – January 1	106,408	440,166	60,100	228,100
Granted	69,038	216,974	46,308	212,066
Cancelled	-	(62,064)	-	-
Balance – December 31	175,446	595,076	106,408	440,166
Balance – Vested	107,573	-	71,568	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director. The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the DSU and RSU plans in 2016 amounted to $2,786,000 ($2,348,000 in 2015).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

22.	Share-based compensation (continued)

Deferred and restricted share units – Fair value

The following table summarizes the carrying value of the outstanding DSU and RSU and the fair value of the vested DSU and RSU as at December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
	Carrying	Intrinsic value	Carrying	Intrinsic value
	value	of vested units	value	of vested units
	$	$	$	$

Current portion	4,153	1,408	1,264	978
Non-current portion	1,741	-	1,845	-
	5,894	1,408	3,109	978

The carrying value of the DSU and RSU is included in provisions and other liabilities on the consolidated balance sheets (Note 18).

23.	Income taxes

(a)	Income tax expense

	2016	2015
	$	$

Current income taxes	1,352	-
Deferred income taxes (Note 23 (b)):
Origination and reversal of temporary differences	8,372	8,194
Deferred income taxes	8,372	8,194
Income taxes	9,724	8,194

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2016	2015
	$	$
Deferred tax assets:
Other assets	1,587	904
Share and debt issue expenses	3,824	2,829
Non-capital losses	-	8,475
Royalty interests and exploration and evaluation assets	2,567	5,618
	7,978	17,826
Deferred tax liabilities:
Royalty interests and exploration and evaluation assets	(118,306)	(127,814)
Investments at fair value through other comprehensive income	(8,051)	-
Other liabilities	(1,573)	-
	(127,930)	(127,814)
	(119,952)	(109,988)

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Income taxes (continued)

(b)

The provision for income taxes presented in the consolidated financial statements differs from the amount that would arise using the statutory weighted average tax rate applicable to income of the consolidated entities, as a result of the following:

	2016	2015
	$	$

Earnings before income taxes	51,578	36,722
Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	13,874	9,878
Increase (decrease) in income taxes resulting from:
Dividends received from a taxable Canadian corporation	(1,326)	(1,575)
Non-deductible expenses, net	1,265	440
Non-taxable portion of capital gains, net	(2,341)	(479)
Change in provincial tax rate	(1,725)	-
Other, net	(23)	(70)
Total income tax expense	9,724	8,194

The statutory tax rate is 26.9% for 2016 and 2015. The Company’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Company operates. From 2017 to 2020, the Quebec tax rate will be gradually reduced by 0.4% from the rate of 11.9% in 2016 to 11.5% in 2020.

(c)	The gross movement on the deferred income tax accounts is as follows:

	2016	2015
	$	$

Balance, net - January 1	(109,988)	10,194
Income tax expense (Note 23 (a))	(8,372)	(8,194)
Tax recovery directly to equity	1,032	2,870
Tax affecting retained earnings	(2,537)	-
Investment in flow-through shares	2,235	2,550
Other comprehensive loss (income)	(2,322)	2,042
Business combination (Note 8)	-	(119,450)
Balance, net - December 31	(119,952)	(109,988)

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Income taxes (continued)

(d)	The analysis of the deferred income tax assets and liabilities is as follows:

	2016	2015
	$	$
Deferred tax assets:
Deferred income tax assets to be recovered after more than 12 months	4,389	8,684
Deferred income tax assets to be recovered within 12 months	3,589	9,142
	7,978	17,826
Deferred tax liabilities:
Deferred income tax liabilities to be recovered after more than 12 months	(124,630)	(127,088)
Deferred income tax liabilities to be recovered within 12 months	(3,300)	(726)
	(127,930)	(127,814)
Total income tax liabilities	(119,952)	(109,988)

(e)	The 2016 movement for deferred tax assets and deferred tax liabilities may be summarized as follows:

			Benefit from		Other
			flow-		compre-
	December 31,	Statement of	through		hensive	December 31,
	2015	income	shares	Equity	income	2016
	$	$	$	$	$	$
Deferred tax assets:
Other assets	904	683	-	-	-	1,587
Non-capital losses	8,475	(8,475)	-	-	-	-
Royalty interests and exploration and evaluation assets	5,618	(3,051)	-	-	-	2,567
Share and debt issue expenses	2,829	(1,192)	-	2,187	-	3,824

Deferred tax liabilities:
Investments at fair value through other comprehensive income	-	(1,462)	(1,730)	-	(4,859)	(8,051)
Royalty interests and exploration and evaluation assets	(127,814)	5,543	3,965	-	-	(118,306)
Other liabilities	-	(418)	-	(1,155)	-	(1,573)

	(109,988)	(8,372)	2,235	1,032	(4,859)	(119,952)

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

23.	Income taxes (continued)

The 2015 movement for deferred tax assets and deferred tax liabilities may be summarized as follows: (continued)

			Benefit		Other
			from flow-		compre-	Business
	December 31,	Statement	through		hensive	combi-	December 31,
	2014	of income	shares	Equity	income	nation	2015
	$	$	$	$	$	$	$
Deferred tax assets:
Other assets	202	632	-	-	-	70	904
Non-capital losses	-	1,325	-	-	-	7,150	8,475
Royalty interests and exploration and evaluation assets	11,387	(10,043)	4,274	-	-	-	5,618
Share and debt issue expenses	45	(1,016)	-	2,870	-	930	2,829

Deferred tax liabilities:
Available-for-sale asset	(1,440)	1,122	(1,724)	-	2,042	-	-
Royalty interests and exploration and evaluation assets	-	(214)	-	-	-	(127,600)	(127,814)
	10,194	(8,194)	2,550	2,870	2,042	119,450	(109,988)

24.	Detail of expenses

Operating expenses by nature

	2016	2015
	$	$

Professional fees	2,960	7,039
Employee benefit expenses(i) (see below)	15,295	15,714
Depletion and depreciation	11,509	765
Travel expenses	1,174	1,090
Rent and office expenses	1,536	1,431
Communication and promotional expenses	755	827
Public company expenses	680	416
Impairment of exploration and evaluation assets	668	192
Loss (gain) on disposal of exploration and evaluation assets	312	(500)
Write-off of property and equipment	456	-
Other cost recoveries from associates	(463)	(120)
Recovery of tax credits	(2,223)	-
Other expenses	929	337
	33,588	27,191

(i)	Net of cost recoveries from associates of $2,576,000 in 2016 ($1,406,000 in 2015).

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

24.	Detail of expenses (continued)

Employee benefit expenses

	2016	2015
	$	$

Salaries and wages	10,491	11,848
Share-based compensation	7,380	5,272
Cost recoveries from associates	(2,576)	(1,406)
	15,295	15,714

Other gains, net

	2016	2015
	$	$

Change in fair value of financial assets at fair value through profit and loss	6,390	(484)
Net gain on disposal of investments	3,410	4,826
Impairment on investments in associates	-	(1,035)
Net gain (loss) on dilution of investments in associates	12,023	(1,627)
Gain (loss) on acquisition of investments(i)	8,379	(80)
Other	-	(1)
	30,202	1,599

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

25.	Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2016	2015

Salaries and short-term employee benefits	4,247	5,429
Share-based compensation	4,522	4,183
Cost recoveries from associates	(180)	(90)
	8,589	9,522

Key management employees are subject to employment agreements which provide for market standard payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

26.	Net earnings per share

	2016	2015
	$	$

Net earnings attributable to shareholders of Osisko Gold Royalties Ltd	42,113	28,749

Basic weighted average number of common shares outstanding (in thousands)	104,671	87,856
Dilutive effect of share options	153	487
Dilutive effect of warrants	-	-
Dilutive effect of convertible debenture	-	-
Dilutive effect of shares held in escrow	-	595
Diluted weighted average number of common shares	104,824	88,938

Net earnings per share
Basic	0.40	0.33
Diluted	0.40	0.32

27.	Additional information on the statements of cash flows

	2016	2015
	$	$

Interests received	2,699	4,112
Interests paid on long-term debt	2,221	-
Dividends received	6,276	4,295

Adjustments - other
Impairment on investments in associates	-	1,035
Impairment and loss on disposal - exploration and evaluation assets	980	(308)
Loss on disposal of property and equipment	456	-
Other	1,396	294
	2,832	1,021

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	1,037	(2,559)
Decrease (increase) in other current assets	(565)	61
Decrease in accounts payable and accrued liabilities	(1,247)	(779)
	(775)	(3,277)

Accounts receivable on disposal of investments
Beginning of year	-	-
End of year	159	-

Accounts payable on acquisition of investments
Beginning of year	-	-
End of year	819	-

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

27.	Additional information on the statements of cash flows (continued)

	2016	2015
	$	$

Tax credits receivable related to exploration and evaluation assets
Beginning of year	2,083	3,674	(i)
End of year	5,162	2,083

Accounts payable and accrued liabilities related to exploration and evaluation assets
Beginning of year	704	470	(i)
End of year	276	704
(i) Assumed from Virginia Mines Inc. in February 2015 (Note 8).

Accounts payable and accrued liabilities related to share issue expenses
Beginning of year	-	194
End of year	-	-

The Company paid $5,000,000 in 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015. In June 2016, the Company disposed of an exploration and evaluation asset having a carrying value of $812,000 in exchange for shares in a new associate having a fair value of $500,000 and recorded a loss on disposal of $312,000 in the consolidated statement of income.

28.	Financial risks

The Company’s activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment in excess liquidities.

(a)	Market risks

(i)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest rate risk is primarily related to cash and cash equivalents and short-term investments, which bear interest at fixed rates. However, as these investments come to maturity within a short period of time, the impact would likely be not significant.

Other financial assets are not exposed to interest rate risk because they are non-interest bearing, except for derivative financial instruments (warrants) for which a 0.5% increase (decrease) in interest rates would have resulted in a variation of net earnings of approximately $26,000 in 2016 ($16,000 in 2015).

Financial liabilities are not exposed to interest rate risk because they are non-interest bearing, except for the convertible debenture which bears interest at a fixed rate.

The Company does not use derivatives to mitigate its exposure to interest rate risk.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Financial risks (continued)

(a)	Market risks (continued)

(ii)	Foreign exchange risk

The Company is exposed to foreign exchange risk arising from currency exposures, primarily with respect to the US dollar.

The Company holds balances in cash and cash equivalents denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange. The Company does not use derivatives to mitigate its exposure to foreign currency risk.

As at December 31, 2016 and 2015, the balances in US dollars were as follows:

	December 31,
	2016	2015
	$	$

Cash and cash equivalents (in U.S. dollars)	180,963	103,769

Equivalent in Canadian dollars	242,979	143,616

Based on the balances as at December 31, 2016, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $8,881,000 in 2016 ($5,249,000 in 2015).

(iii)	Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in other mining and royalty companies. The equity prices of long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at December 31, 2016, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net earnings by $1,944,000 ($1,825,000) and other comprehensive income by $9,727,000 ($9,727,000) for the year ended December 31, 2016. Based on the Company's long-term investments held as at December 31, 2015, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net earnings by $384,000 ($349,000) and other comprehensive income by $9,361,000 ($9,361,000) for the year ended December 31, 2015.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, short-term investments, accounts receivable and notes receivable. The Company reduces its credit risk by investing its cash and cash equivalents and short-term investments (other than notes receivable) in high interest savings accounts, banker’s acceptances and guaranteed investments certificates issued by Canadian chartered banks. In the case of accounts receivable and notes receivable, the Company performs either a credit analysis or ensures that is has sufficient guaranties in case of a non-payment by the third party to cover the net book value of the note.

The maximum credit exposure of the Company corresponds to the respective instrument’s carrying amount.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

28.	Financial risks (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, taking into account the requirements related to its investment commitments and mining properties and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 20. As at December 31, 2016, cash and cash equivalents and short-term investments (other than notes receivable) are invested in high interest savings accounts, banker’s acceptances and guaranteed investment certificates issued by Canadian financial institutions. As a result, the Company estimates that with the projected cash flows from operations and the current liquidity position, it has enough funds available to meet its financial liabilities for the next year.

As at December 31, 2016 and 2015, all financial liabilities to be settled in cash or other financial assets mature within 90 days, except for the convertible debenture of $50.0 million which is repayable in February 2021 with interest payments of $2,000,000 each year until 2020 inclusive and $236,000 in 2021.

29.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,227	3,227
Other minerals, oil and gas	-	-	7,708	7,708
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	30,338	-	-	30,338
Publicly traded mining exploration and development companies
Precious metals	41,627	-	-	41,627
Other minerals, oil and gas	25,309	-	-	25,309
	97,274	-	10,935	108,209

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Fair value of financial instruments (continued)

	December 31, 2015
	Level 1	Level 2	Level 3	Total
	$	$	$	$

Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,578	1,578

Available-for-sale financial assets(i)
Equity securities
Publicly traded royalty companies	64,818	-	-	64,818
Publicly traded mining exploration and development companies
Precious metals	25,062	-	-	25,062
Other minerals, oil and gas	3,727	-	-	3,727
	93,607	-	1,578	95,185

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

During the years ended December 31, 2016 and 2015, there were no transfers among Level 1, Level 2 and Level 3.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares trading on the TSX or the TSX Venture.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company’s specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable and the liability related to share exchange rights. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

The warrants held by the Company are not traded on a recognized securities exchange. At each balance sheet date, the fair value of the investments in warrants is determined using the Black-Scholes option pricing model which includes significant inputs not based on observable market data. Therefore, investments in warrants are included in Level 3.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

29.	Fair value of financial instruments (continued)

The following table presents the changes in the Level 3 investments (warrants) for the years ended December 31, 2016 and 2015:

	2016	2015
	$	$

Balance – January 1	1,578	70
Acquisition of Virginia Mines Inc. (Note 8)	-	341
Acquisitions	3,278	1,650
Exercised	(311)	-
Change in fair value - investments exercised(i)	271	-
Change in fair value - investments expired(i)	(88)	(70)
Change in fair value - investments held at the end of the period(i)	6,207	(413)
Balance – December 31	10,935	1,578

(i)	Recognized in the consolidated statement of income under other gains, net.

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

December 31, 2016
Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
$
Other investments
Warrants and call options on equity		Black-Scholes
securities of publicly traded mining		option	Expected
exploration and development companies	10,935	pricing model	volatility	36% to 100%	73%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $170,000 ($163,000).

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, the liability related to share exchange rights and long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, current notes receivable presented and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of long-term debt, categorized as a Level 2, as at December 31, 2016:

December 31, 2016
	Fair	Carrying
	value	amount
	$	$

Long-term debt	45,603	45,780

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

30.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the year ended December 31, 2016, revenues were mainly earned from the sale of precious metals received from the in-kind royalties of the Canadian Malartic mine, the Éléonore mine, the Island Gold mine and the Vezza mine, all located in Canada. For the year ended December 31, 2015, revenues were mainly earned from the sale of precious metals received from the in-kind royalty of the Canadian Malartic and Éléonore mines. Geographic revenues from the sale of precious metals received from in-kind royalties are determined by the location of the mining operations giving rise to the royalty interest.

The following table summarizes the royalty interests by country, which is based on the location of the property related to the royalty interest:

Royalty interests, net	2016	2015
	$	$

Canada	471,077	447,998
United States	22,941	1,441
Rest of the World	750	-
	494,768	449,439

31.	Related party transactions

In addition to the transactions with the associates described in Notes 15 and 16, an amount of $4,750,000 ($1,526,000 in 2015) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices, including $1,711,000 for professional services related to capitalized exploration and evaluation activities (nil in 2015). In 2016, an amount of $231,000 (nil in 2015) was also invoiced to Osisko by an associate for professional services and rental of offices, including $227,000 related to capitalized exploration and evaluation activities. As at December 31, 2016, an amount of $720,000 (including sales taxes) is receivable from associates and included in accounts receivable ($1,188,000 as at December 31, 2015) and an amount of $1,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities (nil as at December 31, 2015).

In 2016, an interest revenue of $418,000 (nil in 2015) was accounted for and is receivable as at December 31, 2016, with regards to the $10.0 million financing completed in May 2016 with Falco, an associate (Note 13).

During the years ended December 31, 2016 and 2015, certain directors and officers of Osisko have participated in financings completed by certain associates. Each of these transactions were concluded under the same terms and conditions offered to the other participants.

Osisko Gold Royalties Ltd
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

32.	Commitments

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2019. As at December 31, 2016, minimum commitments remaining under these leases were approximately $2,501,000 over the following years:

$

2017	847
2018	802
2019	852
2,501

33.	Subsequent events

Silver stream

On February 27, 2017, Osisko announced that it has agreed to acquire from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”), a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada. Osisko will pay Taseko cash consideration of US$33.0 million ($43.2 million) for the silver stream. In addition, Osisko will make ongoing payments of US$2.75 ($3.60) per ounce of silver delivered.

Osisko will receive from Taseko an amount equal to 100% of the Gibco silver production until the delivery of 5.9 million ounces of silver, which is equivalent to Taseko’s 75% share of the silver in the current proven and probable reserves, and 35% of silver production thereafter for the life of mine. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. The life of mine yearly average production from Gibraltar is approximately 140 million pounds (“lbs”) of copper and 2.6 million lbs of molybdenum. With a large reserve of 3.2 billion lbs of recoverable copper and 58 million lbs of molybdenum, the estimated mine life of the project is of 23 years (proven and probable reserves as of January 1, 2016). The acquisition is expected to increase Osisko’s production by approximately 200,000 ounces of silver for the next 14 years, increasing to an average of 350,000 ounces of silver for the remainder of the 23-year reserve life of Gibraltar. Any silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

Dividends

On March 15, 2017, the Board of Directors declared a quarterly dividend of $0.04 per common share payable on April 17, 2017 to shareholders of record as of the close of business on March 31, 2017.